SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
           1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                            (Amendment No. 1 )*

                       Insignia Financial Group, Inc.
                              (Name of Issuer)


                        Common Stock, $.01 par value
                      (Title of Class and Securities)


                                457956 20 9
                               (CUSIP Number)


 Patrick J. Foye                    Copy to:
 Apartment Investment and           Michael V. Gisser, Esq.
 Management Company                 Skadden, Arps et al.
 1873 South Bellaire Street         300 South Grand Avenue
 17th Floor                         Los Angeles, California  90071
 Denver, Colorado  80222            (213) 687-5213
 (303) 757-8101
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)


                              October 1, 1998
          (Date of Event which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ( )

 _________________________
   *  This represents the final amendment.




 CUSIP No. 457956 20 9              13D
 ________________________________________________________________________
 (1)   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Apartment Investment and Management Company
        I.R.S. # 84-1259577
  _______________________________________________________________________
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a)  ( )
                                                                (b)  ( )
 ________________________________________________________________________
 (3)  SEC USE ONLY
 ________________________________________________________________________
 (4)  SOURCE OF FUNDS*
       N/A
 ________________________________________________________________________
 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                          (  )

 ________________________________________________________________________
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
       Maryland
 ________________________________________________________________________
                                          (7)  SOLE VOTING POWER
     NUMBER OF                                      None
        SHARES                            ______________________________
   BENEFICIALLY                           (8)  SHARED VOTING POWER
       OWNED BY                                       None
         EACH                             ______________________________
     REPORTING                            (9)  SOLE DISPOSITIVE POWER
        PERSON                                      None
          WITH                            ______________________________
                                          (10) SHARED DISPOSITIVE POWER
                                                      None
 ________________________________________________________________________
 (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   None
 ________________________________________________________________________
 (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                      (  )
 ________________________________________________________________________
 (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   0%
 ________________________________________________________________________
 (14)  TYPE OF REPORTING PERSON*
           CO
 ________________________________________________________________________



      This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on March 31, 1998 (the "Schedule 13D") by Apartment Investment and Management Company ("AIMCO"). This Amendment No. 1 is filed with respect to the Class A Common Stock, par value $.01 per share (the "Shares"), of Insignia Financial Group, Inc. (the "Issuer"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

 ITEM 5:   INTEREST IN SECURITIES OF THE ISSUER

      The merger ("Merger") of the Issuer with and into AIMCO, with AIMCO being the surviving corporation, was consummated and became effective on October 1, 1998. The options granted by Andrew L. Farkas, Ronald Uretta, James A. Aston, Frank M. Garrison, Metropolitan Acquisition Partners IV, L.P., Metropolitan Acquisition Partners V, L.P. and the Andrew Farkas Trust U/A dated February 25, 1998 (each a "Stockholder" and collectively, the "Stockholders") to AIMCO to purchase, under certain circumstances, 45% of the Shares owned by each such Stockholder, and 45% of the Shares issuable upon the exercise of any options and/or warrants to purchase Shares (collectively, the "Convertible Shares") that have vested at the time of a Call Option Triggering Event owned by each such Stockholder (or 100% of such Shares, and such Convertible Shares, if the Spin Off has previously occurred or the Merger Agreement has been terminated under certain circumstances described in the Merger Agreement), at a price of $25.00 per Share, or $11.00 per Share in the event that the Spin Off has occurred, subject to adjustment in the event that AIMCO increases the consideration it would pay in the Merger, terminated at the time immediately prior to the effective time of the Merger.

      The options granted by AIMCO to each Stockholder to sell to AIMCO (each a "Put Option"), under certain circumstances, all of the Shares and Convertible Shares owned by such Stockholder, at a price of $25.00 per Share, or $11.00 per Share in the event that the Spin Off has occurred, terminated at the time immediately prior to the effective time of the Merger.

      4,415,737 Shares, representing approximately 13.4% of the Shares outstanding as of March 20, 1998, were, in the aggregate, subject to Call Options and Put Options.

      The Voting Agreements, (a) pursuant to which the Stockholders had agreed to vote (or cause to be voted) their Shares (4,415,737 Shares as of March 20, 1998, representing approximately 13.4% of the Shares then outstanding) in favor of the Merger Agreement and all transactions contemplated thereby, and against any proposals by entities unaffiliated with AIMCO to (i) acquire at least 20% of the outstanding equity securities of the Issuer or Insignia Properties Trust ("IPT"), (ii) acquire in any manner all or substantially all of the assets of the Issuer or IPT, or (iii) enter into a merger, consolidation, share exchange or other business combination or spin off or similar distribution involving the Issuer or IPT, and (b) pursuant to which the Stockholders delivered to AIMCO irrevocable proxies empowering representatives of AIMCO to exercise all voting rights related to the matters covered by such Voting Agreements, terminated at the time immediately prior to the effective time of the Merger.



                                 SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated: October 13, 1998            APARTMENT INVESTMENT AND
                                    MANAGEMENT COMPANY


                                    By:   /s/ Patrick J. Foye
                                         _____________________________
                                    Name:   Patrick J. Foye
                                    Title:  Executive Vice President